5

02052020

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

AMERICAN ISRAELI PAPER MILLS LIMITED
(Translation of Registrant's Name into English)

P. O. Box 142, Hadera, Israel
(Address of Principal Executive Offices)

Green, Lind & McNulty Inc.
ADVERTISING
MARKETING
PUBLIC RELATIONS

1435 Morris Avenue. Union New Jersey 07083
Tel 908 • 686 • 7500 Fax 908 • 686 • 4757
email:glmcn@aol.com • www.green-lind-mcnulty.com

NEWS

Client: AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact: PHILIP Y. SARDOFF

For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
Reports Second Quarter and Six Months Results

Hadera, Israel, August 14, 2002 - American Israeli Paper Mills Ltd. (ASE:AIP) [AIPM] today reported financial results for the second quarter and first half ended June 30, 2002.

Aggregate group sales in the first half of 2002 (January - June 2002) (including the associated companies in full, net of internal sales), totaled NIS 1,167.5 million (NIS - New Israeli Shekels adjusted to changes in the dollar exchange rate), compared with NIS 1,257.6 million in the corresponding period last year (Jan- June 2001)($244.8 million compared with $263.7 million). Aggregate sales in the second quarter of 2002 (Apr - June 2002) totaled NIS 571.3 million, compared with NIS 608.5 million in the same quarter last year($119.8 million, compared with $127.6 million).

Aggregate operating profit in the first half of 2002 totaled NIS 70.1 million, compared with NIS 69.6 million in the same period last year ($14.7 million, compared with $14.6 million). Aggregate operating profit in the second quarter of 2002 totaled NIS 36.7 million, compared with NIS 31.0 million in the same quarter last year ($7.7 million, compared with $6.5 million).

The consolidated data below do not include Neusiedler Hadera Paper (NHP), Hogla-Kimberly (H-K), Carmel and TMM which are included in the Company's share in profit of associated companies.

Consolidated sales in the first half of the year totaled NIS 241.1 million, compared with NIS 266.7 million in the same period last year ($50.6 million, compared with $55.9 million). Consolidated sales in the second quarter of the year totaled NIS 122.4 million, compared with NIS 118.7 million in the first quarter of the year (Jan- Mar 2002) and NIS 125.0 million in the second quarter last year ($25.7 million, compared with $24.9 million and $26.2 million, respectively).

Operating consolidated profit in the first half of 2002 totaled NIS 13.7 million, compared with NIS 14.9 million in the same period of 2001 ($2.9 million compared with $3.1 million). Operating consolidated profit in the second quarter of 2002 totaled NIS 9.4 million, compared with NIS 4.3 million in the first quarter of the year and NIS 6.4 million in the second quarter of 2001 ($2.0 million compared with $0.9 million and $1.3 million, respectively). The consolidated operating profit in the second quarter of 2002 is the highest recorded in the last six quarters.

Net income in the first half of 2002 totaled NIS 20.8 million, compared with NIS 22.3 million in the corresponding period last year ($4.4 million, compared with $4.7 million). Net income in the second quarter of 2002 totaled NIS 11.4 million, compared with NIS 9.4 million in the first quarter of 2002 and NIS 9.7 million in the second quarter of 2001 ($2.4 million compared with $2.0 million and $2.0 million, respectively).

Earnings per share (EPS) in the first half of 2002 totaled NIS 5.28 ($ 1.11) compared with NIS 5.64 ($ 1.18) for the same period last year. Earnings per share (EPS) in the second quarter of 2002 totaled NIS 2.89 ($ 0.61) compared with NIS 2.46 ($ 0.52) for the same quarter last year.

Cash flow from operating activities amounted to NIS 17.9 million ($3.7 million) in the first half of the year (excluding cash flow of about NIS 23.8 million ($5 million)dividend received from an associated company in the first quarter of the year), compared with negative operating cash flow of NIS 5.5 million ($1.2 million) in the first half last year. The improved cash flow was attributed primarily to a smaller increase in operating working capital, which amounted to NIS 7.6 million ($1.6 million) this year, compared with growth of NIS 36.2 million ($7.6 million) last year.

The inflation rate in the first half of 2002 amounted to 6.3%, compared with 1.1% in the corresponding period last year.

The shekel exchange rate was devalued by 8% against the US dollar in the first half of the year, compared with a devaluation of 3.1% in the corresponding period last year.

Mr. Yaacov Yerushalmi, Chairman of the Board and CEO, said that the economic slowdown in the Israeli market grew more severe during the reported period. The slowdown was accompanied by deterioration in the security situation. The crisis resulted in lower demand on the local market, coupled with increased competition. These factors, along with the sharp devaluation of the NIS against the dollar, caused selling prices to erode.

Mr. Yerushalmi also said that the decrease in the consolidated sales turnover(despite a quantitative increase in sales), as compared with the corresponding period last year, was recorded primarily in the following sectors:

- Packaging papers - Decrease in selling prices caused by the slump in domestic demand and escalating competition, coupled with growth in exports (with the intention of maintaining full output capacity, manufacturing efficiency and operating inventory levels), which also served to lower the average price per ton.

- Office supplies and stationery - A decrease of 10% originating from lower demand for office supplies, especially in the high-tech sector, coupled with erosion of prices in dollar terms.

- Others - Decreased sales primarily in cardboard paper for packaging at Shafir Plant, due to the conditions in the packaging sector and in the plastic recycling sector.

The gross margin as a percentage of consolidated sales reached 19.2% in the second quarter of 2002, compared to 15.5% in the first quarter of 2002 and 20.4% in the corresponding quarter last year.

The recent improvement in the gross margin can be attributed mainly to the ongoing improvement in the Group's efficiency and the acceleration of the efficiency efforts in 2002, due to the economic situation in the market. The improved efficiency was reflected primarily in a reduction of labor costs, mainly due to personnel cutbacks, as well as lower raw material costs and various manufacturing expenses. Additional savings were realized by an increase in the proportion of self-generated electricity (as opposed to the purchase of electricity), as a result of the improved operation of the new turbine at the Hadera plant. Some cost components (such as wages and other local expenses denominated in NIS), were eroded in dollar terms and somewhat offset the erosion of dollar-denominated selling prices. At the same time, a decrease was recorded in energy prices, reflecting reduced fuel oil prices of 7.5% in relation to the first half last year, which also contributed to the improved gross margin this year.

The Company's share in the earnings of associated companies amounted to NIS 10.8 million in the first half of the year, compared with NIS 9.2 million in the corresponding period last year ($2.3 million, compared with $1.9 million). The companies whose earnings are reported in this item (in proportion to AIPM's share therein), include primarily: H-K, NHP, Carmel and TMM.

The principal changes in AIPM's share in the earnings of associated companies during the reported period this year, compared with last year are as follows:

- A NIS 8.6 million ($1.8 million) increase in the Company's share in NHP earnings, as a result of continuing improvement in NHP's profitability and the transition from a loss in the first half last year to a profit as of the fourth quarter last year. The improved profit was attained despite difficult market conditions, due to higher output, coupled with the organizational efficiency, operational and marketing measures that were initiated.
- A NIS 5.7 million ($1.2 million) decrease in the Company's share in the consolidated results of H-K (including Ovisan), reflecting a decrease in operating profit, resulted from the erosion of selling pricee due to accelerated devaluation and escalating competition. The accelerated devaluation increased the financial and tax expenses, reducing net income.
- A decrease of about NIS 1.9 million ($0.4 million) in the Company's share in Carmel's earnings reflecting continuing fierce competition and lower demand for packaging, due to the crisis that is plaguing the sector, expressed by a quantitative decrease in sales and by eroded prices.
- A NIS 0.5 million ($0.1 million) increase in the Company's share in the earnings of TMM, as a result of the continuing efficiency and cost cutting measures at that company.

In March 2002, the Company announced the distribution of a dividend for 2001, in the amount of NIS 22.6 million (NIS 5.77 per share). The dividend payment was made in April 2002.

This report may contain various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF RESULTS
(UNAUDITED)
Adjusted NIS in thousands
except per share amounts

	Six months ended June 30, Adjusted NIS	
	2002	2001
Net sales	241,109	266,678
Net earnings	20,772	22,334
Earnings per share	5.28	5.64

	Three months ended June 30, Adjusted NIS	
	2002	2001
Net sales	122,365	125,034
Net earnings	11,363	9,748
Earnings per share	2.89	2.46

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of June 2002.

The representative exchange rate at June 30, 2002 was NIS 4.769=$1.00.

THE FOLLOWING DOCUMENTS ARE AN ENGLISH TRANSLATION
OF THE DOCUMENTS FILED WITH THE
TEL AVIV STOCK EXCHANGE
AND
<u>ISRAELI SECURITIES & EXCHANGE COMMISSION</u>

August 13, 2002

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM") for the first six months of the year 2002.

I. A Summarized Description of the Group and Its Business Environment

1. General

AIPM is the leading Israeli group in the manufacture of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygienic products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.

2. The Business Environment

The economic slowdown in the Israeli market grew more severe during the reported period (January-June 2002). The slowdown was accompanied by deterioration in the security situation. This consequently led to a continued decline in domestic demand, increase in unemployment and decline in GDP.

The accelerated devaluation of the NIS against the US dollar continued throughout the first half of the year, reaching a record NIS 5 per dollar in mid-June (13% devaluation since the end of 2001). It was only significant interest rate hikes by the Governor of the Bank of Israel (over 5% during the first six months of the year, of which 3% occurred in June alone), that were successful in braking the further rise of the dollar and in lowering it to a level of NIS 4.769 per dollar on June 30, 2002 (a devaluation of approximately 8% in six months).

The devaluation served to increase prices of imported goods, although due to the economic situation in the country and rising competition, it was impossible to charge customers the full price increase. A decrease was consequently recorded in sales turnover in dollar terms in the domestic market, despite a quantitative growth in sales in most operations.

The Group initiated efficiency measures that were intended to deal with these difficult conditions. These efficiency measures, which encompass all of the Group's areas of operation, include personnel cutbacks – in both management and operations – coupled with increased reductions in both fixed and variable manufacturing cost components.

Pulp prices worldwide began climbing in the second quarter this year, following a year of a sharp drop in prices. Due to uncertainty in the global economy however, it is unknown whether this increase in prices will continue and whether it will ultimately result in a significant rise in paper prices, along with reduced competition from imports.

The inflation rate during the reported period this year amounted to 6.3%, compared with 1.1% during the corresponding period last year (January-June 2001).

The devaluation of the shekel against the dollar amounted to approximately 8% so far, this year, compared with a 3.1% devaluation in the corresponding period last year.

II. Results of Operations

1. Aggregate Data

The aggregate sales during the reported period amounted to NIS 1,167.5 million (NIS – New Israeli Shekels adjusted to changes in the dollar exchange rate), compared with NIS 1,257.6 million in the corresponding period last year ($244.8 million, compared with $263.7 million, respectively).

The aggregate operating profit totaled NIS 70.1 million during the reported period compared with NIS 69.6 million in the corresponding period last year ($14.7 million, compared with $14.6 million, respectively).

The aggregate sales in the second quarter this year (April-June 2002), amounted to NIS 571.3 compared with NIS 608.5 million in the second quarter last year (April-June 2001) ($119.8 million, compared with $127.6 million).

The aggregate operating profit totaled NIS 36.7 million in the second quarter of the year compared with NIS 31.0 million in the second quarter last year ($7.7 million compared with $6.5 million, respectively).

Despite the quantitative increase recorded by most of the companies in the Group, a decrease was recorded in the sales turnover as a result of the erosion in dollar terms (a devaluation which reached a peak of 13%), coupled with fierce competition, primarily in the diaper market (Hogla), as well as the economic crisis that reduced demand in the packaging sector (Carmel).

2. **Consolidated Data**

Excluding the results of operation of NHP (fine paper), Hogla-Kimberly, Carmel and TMM, which are included in the Company's share in profit of associated companies.

The sales totaled NIS 241.1 million during the reported period compared with NIS 266.7 million in the corresponding period last year ($50.6 million, compared with $55.9 million, respectively).

The operating profit totaled NIS 13.7 million during the reported period compared with NIS 14.9 million in the corresponding period last year ($2.9 million, compared with $3.1 million, respectively).

The pre-tax income totaled NIS 17.1 million during the reported period compared with NIS 16.2 million in the corresponding period last year ($3.6 million, compared with $3.4 million, respectively).

The sales in the second quarter this year amounted to NIS 122.4 million compared with NIS 118.7 million in the first quarter of the year (January-March 2002) and compared with NIS 125.0 million in the second quarter last year ($25.7 million, compared with $24.9 million and $26.2 million, respectively)

The operating profit totaled NIS 9.4 million in the second quarter of the year compared with NIS 4.3 million in the first quarter of the year and NIS 6.4 million in the second quarter last year ($2.0 million, compared with $0.9 million and $1.3 million, respectively). We note that the consolidated operating profit in the second quarter of the year is the highest recorded in the last six quarters.

3. **Net income**

Net income totaled NIS 20.8 million during the reported period compared with NIS 22.3 million in the corresponding period last year ($4.4 million, compared with $4.7 million, respectively).

Net income totaled NIS 11.4 million in the second quarter this year compared with NIS 9.4 million in the first quarter this year and compared with NIS 9.7 million the second quarter last year ($2.4 million, compared with $2.0 million and $ 2.0 million, respectively).

Earnings per share (EPS) in the reported period totaled NIS 528 per NIS 1 par value ($1.11 per share), compared with NIS 564 per NIS 1 par value in the corresponding period last year ($1.18 per share).

Earnings per share (EPS) in the second quarter of the year totaled NIS 289 per NIS 1 par value ($0.61 per share), compared with NIS 246 per NIS 1 par value in the corresponding quarter last year ($0.52 per share).

III. Analysis of Operations and Profitability

The analysis below is based on the consolidated data.

1. Sales

Consolidated sales during the reported period amounted to NIS 241.1 million compared with NIS 266.7 million in the corresponding period last year ($50.6 million, compared with $55.9 million, respectively), representing a decrease of 10%.

The decrease in sales turnover was affected by the ongoing economic crisis in Israel and by its further deterioration in relation to last year. The crisis resulted in lower demand on the local market, coupled with increased competition. These factors, along with the sharp devaluation of the NIS against the dollar (8% for the period), caused prices to erode.

The decrease in sales turnover resulted from the following:

- Packaging papers – Decrease in selling prices caused by the slump in domestic demand and the escalating competition, coupled with growth in exports (with the intention of maintaining full output capacity, manufacturing efficiency and operating inventory levels), which also served to lower the average price per ton.
- Office supplies and stationery – A decrease of 10% originating from lower demand for office supplies – especially in the high-tech sector, coupled with erosion of prices in dollar terms.
- Others – Decreased sales primarily in cardboard paper for packaging at Shafir, due to the conditions in the packaging sector and in the plastic recycling sector.

2. Cost of Sales

The cost of sales amounted to NIS 198.6 million in the reported period, representing 82.4% of sales, compared with NIS 213.1 million or 79.9% of sales, in the corresponding period last year ($41.7 million, compared with $44.7 million, respectively).

The erosion in selling prices and the transfer of the production of household paper in Molett Nahariya to Hogla-Kimberly, as of January 1, 2002 (as part of the machine rebuild project and the increase of manufacturing capacity), resulted in about NIS 25.6 million ($5.3 million) decrease in the sales turnover this year, compared with the preceding year (approx. 10%), along with a decrease in gross profit, from NIS 53.6 million (20.1% of sales) in the corresponding period last year to NIS 42.5 million (17.6% of sales) in the first half of the current year (from $11.2 million to $8.9 million, respectively).

The gross margin as a percentage of sales amounted to 19.2% in the second quarter of the year, compared with 15.5% in the first quarter of the year and 20.4% in the corresponding quarter last year.

The recent improvement in the gross margin was made possible by the ongoing improvement in the Group's efficiency and the acceleration of the efficiency efforts in 2002, due to the economic situation in the market. The improved efficiency was reflected primarily in a reduction of labor costs mainly due to personnel cutbacks, lower raw material costs and various manufacturing expenses. Additional savings were realized by an increase in the proportion of self-generated electricity (as opposed to the purchase of electricity), as a result of the improved operation of the new turbine at the Hadera plant. Some of cost components (such as wages and other local expenses denominated in NIS), were eroded in dollar terms and somewhat offset the erosion of dollar-denominated selling prices.

At the same time, a decrease was recorded in energy prices, reflecting reduced fuel oil prices, of 7.5% in relation to the first half last year which also contributed to the improved gross margin this year.
We note that fuel oil prices rose by an average of approximately 22% in the second quarter of the year, compared with the first quarter this year (the average price in the second quarter this year was identical to the price of fuel oil in the corresponding quarter last year).

Labor Expenses

The labor expenses in the cost of sales, in selling expenses and in general and administrative expenses, amounted to NIS 70.0 million in the reported period compared with NIS 82.5 million in the corresponding period last year ($14.7 million compared with $17.3 million, respectively).

The decrease in labor expenses reflected both a reduction in personnel as a result of the Group's efficiency measures, as well as changes in exchange rate ratios (shekel/dollar) between the years.

3. **Selling, General and Administrative Expenses**

The selling, general and administrative expenses (including labor expenses) amounted to NIS 28.8 million this year (11.9% of sales), compared with NIS 38.7 million (14.5% of sales) last year ($6.0 million compared with $8.1 million, respectively).

The decrease is attributed to lower labor expenses and reduced overhead expenses.

4. **Operating Profit**

Operating profit totaled NIS 13.7 million during the first half of the year, compared with NIS 14.9 million in the corresponding period last year ($2.9 million compared with $3.1 million).

The operating margin as a percentage of sales reached 5.7% of sales this year, compared with 5.6% in the first half last year.

Operating profit totaled NIS 9.4 million in the second quarter of the year, compared with NIS 4.3 million in the first quarter this year and

NIS 6.4 million in the second quarter last year ($2.0 million compared with $0.9 million and $1.3 million, respectively).

Operating profit in the second quarter of the year was the highest recorded in the last six quarters (since the first quarter last year).

5. **Financial Revenues**

Financial revenues totaled NIS 3.4 million in the first half of the year, compared with NIS 1.3 million in the corresponding period last year ($0.7 million compared with $0.3 million, respectively).

The real-term devaluation this year reduced the Company's CPI-linked liability on account of the notes, thereby creating real-term financial revenues, as was the case last year.

The average balance of short-term credit was similar this year to the average balance during the corresponding period last year. Nevertheless, the elevated devaluation this year (~8%) resulted in the erosion of short-term credit balances and significantly reduced real-term financial expenses. The devaluation was more moderate (3%) in the corresponding period last year. Moreover, the average interest rate this year was lower, although an increase of the interest rate at the end of the reported period (June 2002), brought the interest rate to a level higher than last year (similar to the interest rate in July 2000). These balances, along with the erosion of the Company's operating balances, including assets and liabilities in different currencies – the impact of devaluation/revaluation on these balances differs from one year to the next (see Report of Linkage bases below) – resulted in a NIS 2.1 million ($0.4 million) increase in financial revenues this year, compared with last year.

6. **Profit Before Taxes**

Profit before taxes this year totaled NIS 17.1 million compared with NIS 16.2 million in the corresponding period last year ($3.6 million, compared with $3.4 million, respectively).

Profit before taxes totaled NIS 7.9 million in the second quarter of the year, compared with NIS 2.2 million in the corresponding quarter last year ($1.7 million compared with $0.5 million, respectively).

7. **Taxes on Income**

Taxes on income expenses totaled NIS 7.2 million this year, compared with NIS 3.1 million last year ($1.5 million compared with $0.7 million, respectively).

The growth in tax expenses this year in relation to last year, originated from the NIS 0.9 million ($0.2 million) growth in profit before taxes, coupled with the elevated devaluation this year. Moreover, tax expenses decreased last year due to a tax benefit that was recorded reflecting the exercise of stock options by employees (pursuant to the directives of Section 102 of the Income Tax Ordinance).

8. **Company's Share in Earnings of Associated Companies**

The Company's share in the earnings of associated companies totaled NIS 10.8 million during the reported period, compared with NIS 9.2 million in the corresponding period last year ($2.3 million compared with $1.9 million, respectively).

The companies whose earnings are reported under this item (according to AIPM's share therein), include primarily: Hogla-Kimberly, NHP, Carmel and TMM (including Amnir Environmental Services).

Following are the principal changes in AIPM's share in the earnings of associated companies during the reported period this year, compared with last year:

- A NIS 8.6 million ($1.8 million) increase in the Company's share in NHP earnings, as a result of continuing improvement in NHP's profitability and the transition from a loss in the first half last year to a profit as of the fourth quarter last year. The improved profit was attained despite difficult market conditions, due to higher output, coupled with the organizational efficiency, operational and marketing measures that were initiated.
- A NIS 5.7 million ($1.2 million) decrease in the Company's share in the consolidated results of Hogla-Kimberly (including Ovisan), reflecting a decrease in operating profit and the erosion of selling prices due to accelerated devaluation and escalating competition. The accelerated devaluation increased the financial and tax expenses, reducing net income.
- A decrease of about NIS 1.9 million ($0.4 million) in the Company's share in Carmel's earnings reflecting continuing fierce competition and lower demand for packaging, due to the crisis that is plaguing the sector, expressed by a quantitative decrease in sales and by eroded prices.
- A NIS 0.5 million ($0.1 million) increase in the Company's share in the earnings of TMM, as a result of the continuing efficiency and cost cutting measures at that company.

9. **Net income**

Net income totaled NIS 20.8 million during the first half of the year, compared with NIS 22.3 million in the corresponding period last year ($4.4 million compared with $4.7 million, respectively).
Net income totaled NIS 11.4 million in the second quarter of the year, compared with NIS 9.4 million in the first quarter this year and NIS 9.7 million in the corresponding quarter last year ($2.4 million compared with $2.0 million and $2.0 million, respectively).

The return on shareholders' equity in annual terms amounted to 6% this year, compared with 6.8% in the corresponding period last year.

IV. Liquidity and Investments

1. Cash Flow

The cash flow from operating activities amounted to NIS 17.9 million ($3.7 million) in the first half of the year (excluding cash flow of about NIS 23.8 million - $5 million - dividend received from an associated company in the first quarter of the year), compared with negative operating cash flow of NIS 5.5 million ($1.2 million) in the first half last year. The improved cash flow was attributed primarily to a smaller increase in operating working capital, which amounted to NIS 7.6 million ($1.6 million) this year, compared with growth of NIS 36.2 million ($7.6 million) last year.

2. Accounts Receivable

The accounts receivable balance as at June 30, 2002, amounted to NIS 138 million, compared with NIS 140.9 million on June 30, 2001 ($28.9 million compared with $29.6 million, respectively).
The decrease in accounts receivable is attributed primarily to a decrease in sales. No significant change was recorded in the number of days of customer credit.

3. Inventories

Inventories as of June 30, 2002 amounted to NIS 107.8 million compared with NIS134.8 million on June 30, 2001 and NIS 128.6 million on December 31,2001 ($22.6 million, compared with $28.1 million and $27.0 million, respectively).
The decrease in inventory levels is indicative of the efforts invested by the Company in reducing inventories and in bringing them to normal operating levels.

4. Investments in Fixed Assets

Investments in fixed assets totaled NIS 10.5 million in the reported period, compared with NIS 18.4 million in the corresponding period last year ($2.2 million compared with $3.9 million, respectively).

V. Exposure and Management of Market Risks

Pursuant to the Management Discussion as of December 31, 2001, which outlined the essence of the exposure and management of market risks, as set forth by the board of Directors, the following is an update, as of June 30, 2002:
The maximum exposure determined by the Board of Directors has not changed and consequently, the maximum exposure of the surplus assets denominated in NIS on account of which no hedging is made (through the acquisition of NIS/$ options), remained NIS 57.2 million ($12 million). This sum also includes NHP and Hogla-Kimberly.

Credit Risks

The Company has CPI-linked long-term loans (Notes and loans) in the total sum of NIS 47.9 million ($10.0 million), with the interest thereon being no higher than the market interest rate. In the event that the inflation rate should rise and be considerably higher than the rate of devaluation of the shekel against the dollar, a loss could be recorded in the Company's financial statements as a result of a surplus of CPI-linked liabilities (see below).

The Company is not involved in any forward transactions or derivatives.

Report of Linkage Bases

The following are the balance sheet items, according to linkage bases, as at December 31, 2001 and updated for to June 30, 2002:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily $)	Non-monetary items	Total
Assets					
Cash and cash equivalents	1.4		1.5		2.9
Receivable	238.3		19.6	11.6	269.5
Inventories				107.8	107.8
Investments in associated companies	3.0	8.4	47.7	338.3	397.4
Fixed assets, net				333.7	333.7
Deferred charges, net of accumulated amortization				0.6	0.6
Total assets	242.7	8.4	68.8	792.0	1,111.9
Liabilities					
Credit from banks	89.2		28.6		117.8
Accounts payable and accruals	152.5		9.2		161.7
Deferred income taxes				60.7	60.7
Loans from banks		1.6	0.1		1.7
Notes		46.3			46.3
Other liabilities earnings	32.8		2.4		35.2
Equity, retained earnings and surplus				688.5	688.5
Total liabilities and shareholders' equity	274.5	47.9	40.3	749.2	1,111.9
Surplus of financial assets (liabilities) as at June 30, 2002	(31.8)	(39.5)	28.5	42.8	-
Surplus of financial assets (liabilities) as at December 31, 2001	(93.6)	(48.5)	55.7	86.4	-

Associated Companies

Hogla-Kimberly, an associated company, has a subsidiary operating in Turkey. The impact of the exposure of this company to the economic situation in Turkey – and especially to fluctuations in the exchange rate of the Turkish lira in relation to the dollar – might be expressed in the Group's financial statements within the framework of the Company's share in the earnings of associated companies.

VI. Forward-Looking Statements

This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

VII. General

In March 2002, the Company announced the distribution of a dividend for 2001, in the amount of NIS 22.5 million (NIS 5.77 per share). The dividend payment was made in April 2002.

Y. Yerushalmi Chairman of the Board of Directors	**S. Rotem** Director

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED BALANCE SHEETS
ADJUSTED NIS IN THOUSANDS

	JUNE 30,2002 (UNAUDITED)	JUNE 30,2001 (UNAUDITED)	DEC. 31,2001 (AUDITED)
Current assets :			
Cash and cash equivalents	2,890	3,548	3,872
Receivables :			
Trade	138,024	140,947	127,060
Other	131,485	170,467	135,958
Inventories	107,832	134,775	128,594
Total current assets	380,231	449,737	395,484
Investments in associated companies	397,367	404,865	410,789
Fixed assets			
Cost	981,384	977,535	987,998
Less - accumulated depreciation	647,721	636,790	649,117
	333,663	340,745	338,881
Deferred charges - net of accumulated amortization	643	734	689
	1,111,904	1,196,081	1,145,843
Current liabilities:			
Credit from banks and others	118,705	160,104	122,287
Current maturities of long-term notes	6,602	7,163	6,603
Payables and accured liabilities :			
Trade	91,560	110,349	95,920
Other	70,119	96,314	85,572
Total current liabilities	286,986	373,930	310,382
Long-term liabilities			
Deferred income taxes	60,719	52,216	57,585
Loans from banks and other liabilities (net of current maturities):			
Loans from banks	744	1,809	1,149
Notes	38,715	50,246	47,720
Other liabilities	36,210	39,519	37,832
Total long term liabilities	136,388	143,790	144,286
Total liabilities	423,374	517,720	454,868
Shareholders' equity :			
Share capital	136,411	136,411	136,411
Capital surplus	98,079	* 98,079	98,079
Currency adjustments in respect of financial statements of associated companies	(4,159)	* (893)	(3,458)
Retained earnings	458,199	444,764	459,943
	688,530	678,361	690,975
	1,111,904	1,196,081	1,145,843

* Reclassified.

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of June 2002.
The representative exchange rate at June 30, 2002 was N.I.S. 4.769 = $1.00

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
ADJUSTED NIS IN THOUSANDS

	SIX-MONTH PERIOD ENDED JUNE 30		THREE-MONTH PERIOD ENDED JUNE 30		YEAR ENDED DEC. 31
	2002	2001	2002	2001	2001
	(UNAUDITED)		(UNAUDITED)		(AUDITED)
Net sales	241,108	266,678	122,365	125,034	511,541
Cost of sales	198,640	* 213,108	98,905	* 99,558	418,008
Gross profit	42,468	53,570	23,460	25,476	93,533
Selling and marketing, administrative and general expenses :					
Selling and marketing	15,415	15,890	7,715	7,411	34,760
Administrative and general	13,350	* 22,800	6,388	* 11,651	36,419
	28,765	38,690	14,103	19,062	71,179
Income from ordinary operations	13,704	14,880	9,357	6,414	22,354
Financial (expenses) income - net	3,391	1,346	(1,423)	(4,249)	9,067
Gain on issuance to a third party					1,192
Income before taxes on income	17,096	16,226	7,934	2,165	32,613
Taxes on income	7,153	3,100	1,907	239	11,448
Income from operations of the company and the consolidated subsidiaries	9,942	13,126	6,027	1,926	21,165
Share in profits of associated companies - net	10,830	9,208	5,336	7,822	16,348
Net income for the period	20,772	22,334	11,363	9,748	37,513
Net income per NIS 1 par value of shares (in adjusted N.I.S)	528	564	289	246	950

* Reclassified.

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of June 2002.
The representative exchange rate at June 30, 2002 was N.I.S. 4.769 = $1.00

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
ADJUSTED NIS IN THOUSANDS

	SHARE CAPITAL	CAPITAL SURPLUS	ADJUSTMENTS DUE TO THE TRANSLATION OF FINANCIAL STATEMENTS OF ASSOCIATED COMPANIES	RETAINED EARNINGS	TOTAL
Balance at January 1, 2002 (audited)	136,411	98,079	(3,458)	459,943	690,975
Changes during the six month period ended June 30, 2002 (unaudited) :					
Net income				20,772	20,772
Dividend distributed, net of erosion of dividend proposed in March 2002				(22,516)	(22,516)
Adjustments due to the translation respect of financial statements of associated companies			(701)		(701)
Balance at June 30, 2002 (unaudited)	136,411	98,079	(4,159)	458,199	688,530
Balance at January 1, 2001 (audited)	136,411	98,079		422,430	656,920
Changes during the six month period ended June 30, 2001 (unaudited):					
Net income				22,334	22,334
Exercise of employees options into shares	*				*
Adjustments due to the translation respect of financial statements of associated companies			(893)		(893)
Balance at June 30, 2001 (unaudited)	136,411	98,079	(893)	444,764	678,361
Balance at April 1, 2002 (unaudited)	136,411	98,079	(4,831)	446,236	675,895
Changes during the three month period ended June 30, 2002 (unaudited):					
Net income				11,363	11,363
Erosion of dividend proposed in March 2002				600	600
Adjustments due to the translation respect of financial statements of associated companies			672		672
Balance at June 30, 2002 (unaudited)	136,411	98,079	(4,159)	458,199	688,530
Balance at April 1, 2001 (unaudited)	136,411	98,079	(1,931)	435,016	667,575
Changes during the three month period ended June 30, 2001 (unaudited) :					
Net income				9,748	9,748
Adjustments due to the translation respect of financial statements of associated companies			1,038		1,038
Balance at June 30, 2001 (unaudited)	136,411	98,079	(893)	444,764	678,361
Balance at January 1, 2001 (audited)	136,411	98,079		422,430	656,920
Changes during the year ended December 31, 2001 (audited) :					
Net income				37,513	37,513
Exercise of employees options into shares	*				*
Adjustments due to the translation respect of financial statements of associated companies			(3,458)		(3,458)
Balance at December 31, 2001 (audited)	136,411	98,079	(3,458)	459,943	690,975

* Represents a sum under 1,000 NIS.

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of June 2002.
The representative exchange rate at June 30, 2002 was N.I.S. 4.769 = $1.00

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
ADJUSTED NIS IN THOUSANDS

	SIX-MONTH PERIOD ENDED		THREE-MONTH PERIOD ENDED		YEAR ENDED
	JUNE 30, 2002 (UNAUDITED)	JUNE 30, 2001 (UNAUDITED)	JUNE 30, 2002 (UNAUDITED)	JUNE 30, 2001 (UNAUDITED)	DEC. 31, 2001 (AUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES :					
Net income for the period	20,772	22,334	11,363	9,748	37,513
Adjustments to reconcile net income to net cash provided by operating activities (*):	20,892	(27,808)	(4,697)	(21,356)	(16,479)
Net cash provided by (used in) operating activities	41,664	(5,474)	6,686	(11,608)	21,034
CASH FLOWS FROM INVESTING ACTIVITIES :					
Purchase of fixed assets	(10,510)	(18,413)	(4,177)	(8,560)	(32,706)
Associated companies :					
Investment in associated companies and loans granted	(601)	(28,557)	(592)	(2,466)	(4,428)
Repayment of loans		2,003		2,003	2,683
Proceeds from sale of fixed assets	1,397	401	1,259	224	1,564
Net cash used in investing activities	(9,714)	(44,568)	(3,510)	(8,799)	(32,886)
CASH FLOWS FROM FINANCING ACTIVITIES :					
Dividend paid	(22,516)		(22,516)		
Repayment of long-term loans from banks and others	(558)	(644)	(367)	(452)	(1,165)
Redemption of Notes	(6,491)	(7,291)	(6,491)	(7,291)	(7,291)
Short-term bank credit and loans - net	(3,367)	56,895	21,516	24,245	19,554
Net cash provided by (used in) financing activities	(32,932)	48,960	(7,858)	16,502	11,098
Decrease in cash and cash equivalents	(982)	(1,080)	(4,702)	(3,905)	(756)
Balance of cash and cash equivalents at beginning of period	3,872	4,628	7,592	7,453	4,626
Balance of cash and cash equivalents at end of period	2,890	3,548	2,890	3,548	3,872

(*) Adjustments to reconcile net income to net cash provided by operating activities:					
Income and expenses not involving cash flows:					
Associated companies:					
Share in profits of associated companies - net dividend received therefrom	(10,830) 23,797	(9,208)	(5,336)	(7,822)	(16,348)
Depreciation and amortization	14,863	16,772	7,367	8,446	31,978
Deferred income taxes - net	5,106	2,943	1,646	(614)	7,936
Capital losses (gains):					
On sale of fixed assets	(286)	191	(348)	211	23
On issuance to a third party					(1,192)
Erosion of principal of long-term loans from banks and others - net	(64)	(22)	5	115	(190)
Erosion of Notes	(1,716)	(1,360)	317	1,515	(4,246)
Erosion on loans to associated companies	365	179	(57)	(200)	822
Erosion on long term capital note to an associated company	(2,620)	(1,147)	(710)	243	(3,285)
Changes in operating assets and liabilities:					
Decreas (increase) in receivables	(6,465)	2,956	1,517	22,630	26,115
Decrease (increase) in inventories	20,762	(10,873)	9,827	(11,505)	(4,690)
Decrease in payables and accrued liabilities	(19,613)	(28,239)	(16,925)	(34,475)	(53,402)
	20,892	(27,808)	(4,697)	(21,356)	(16,479)

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of June 2002.
The representative exchange rate at June 30, 2002 was N.I.S. 4.769 = $1.00

The accompanying notes are an integral part of the financial statements.

Notes to the Summary of Consolidated Financial Statements June 30, 2002
(Unaudited)

A. The interim condensed statements as of June 30, 2002 and for the 6 months period then ended (hereinafter "the interim statements") were presented in condensed form in according with generally accepted accounting principles for interim financial information and in accordance with the Securities Regulations (Periodic and interim Statements) 1970. The accounting principles applied in the interim statements are in conformity with the principles applied in the annual financial statements. The interim statements do not contain all the information and notes required for preparation of annual financial statements.

B. The following are the changes that occurred in the US dollar exchange rate and in the consumer price index during the reported periods:

	Dollar Exchange Rate (%)	Consumer Price Index (%)
Increase (decrease) in the 6 months period ending June 30:		
2002	8.0	6.3
2001	3.1	1.1
Increase (decrease) in the 3 months period ending June 30:		
2002	2.2	3.8
2001	(0.6)	1.6
Year ending December 31, 2001	9.3	1.4

C. In October 2001, the IASB issued Israel Accounting Standard No. 12 - Discontinuance of Adjusting Financial Statements for Inflation. Standard 12 provides for the discontinuance of inflation-adjusted financial statements and the return to the nominal-historical financial reporting as is generally practiced in the world, due to the significant decrease in recent years in the inflation rates, and the less common usage of linkage in the Israeli economy.

According to this Standard, the adjustment of financial statements will be discontinued commencing January 1, 2003. Through December 31, 2002, the Company will continue to draw up financial statements, adjusted to inflation in accordance with Opinion No. 36 of the Israeli Institute. The inflation-adjusted amounts as of December 31, 2002, will be the base for the nominal-historical financial reporting in the following periods.

The implementation of Standard 12 will mainly effect the financing expenses item.

NEUSIEDLER HADERA PAPER LTD.
INTERIM REPORT

(Unaudited)

AT JUNE 30, 2002

NEUSIEDLER HADERA PAPER LTD.
INTERIM REPORT

(Unaudited)

AT JUNE 30, 2002

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556

August 12, 2002

The Board of Directors of
Neusiedler Hadera paper Ltd.,
Hadera.

Re: Review of condensed unaudited consolidated interim financial statements for the six and three month periods ended June 30, 2002

At your request, we have reviewed the condensed consolidated balance sheet of Neusiedler Hadera paper Ltd. (hereafter - the Company) and its subsidiaries as of June 30, 2002 and the condensed consolidated statement of operations, changes in shareholders' equity and cash flows for the six and three month periods then ended.

Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. Inter alia, these procedures include: reading of the financial statements referred to above, reading of minutes of meetings of shareholders, the board of directors and its committees, and making inquiries of company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the consolidated interim financial statements.

During our review, nothing came to our attention that indicated that significant adjustments should be made in the interim financial statements referred to above in order for them to be considered as having been prepared in accordance with the accounting principles generally accepted in Israel and in accordance with Securities Regulation (Periodic and Immediate Reports), 1970.

Sincerely yours,

Kesselman & Kesselman

K:\DATA\VAIZLER\061051\2002\AUDIT\1001.doc

NEUSIEDLER HADERA PAPER LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2002

	Adjusted new Israeli shekels**		
	June 30		December 31,
	2002	2001	2001
	(Unaudited)		(Audited)
	In thousands		
Assets			
CURRENT ASSETS:			
Cash and cash equivalents	20,554	2,822	30,789
Accounts receivable:			
Trade	188,147	199,024	168,040
Other	9,416	* 15,305	* 15,261
Inventories	103,254	123,970	100,964
Total current assets	321,371	341,121	315,054
FIXED ASSETS:			
Cost	130,547	110,951	120,102
Less - accumulated depreciation	16,320	9,161	12,447
	114,227	101,790	107,655
GOODWILL, net of accumulated amortization	5,837	6,519	6,181
Total assets	441,435	449,430	428,890
Liabilities and shareholders' equity			
CURRENT LIABILITIES:			
Short-term bank credit	15,861	20,645	12,456
Accounts payable and accruals:			
Trade - open accounts	88,193	66,918	76,895
American Israeli Paper Mills Limited and its subsidiaries - net	71,382	98,613	80,029
Other	18,227	15,212	17,831
Total current liabilities	193,663	201,388	187,211
LONG-TERM LIABILITIES:			
Long-term loans :			
Loans from banks (net of current maturities)	85,661	101,394	94,331
Capital notes from shareholders	95,380	95,380	95,380
Deferred income taxes - net	7,416	* 534	* 288
Liability for employee rights upon retirement	143	164	138
Total long-term liabilities	188,600	197,472	190,137
Total liabilities	382,263	398,860	377,348
SHAREHOLDERS' EQUITY:			
Share capital	1	1	1
Capital surplus	47,212	47,212	47,212
Retained earnings	11,959	3,357	4,329
	59,172	50,570	51,542
Total liabilities and shareholders' equity	441,435	449,430	428,890

* Reclassified.

** Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S. dollar as at the end of June 2002.
The representative exchange rate at June 30, 2002 was $1= NIS 4.769.

The accompanying notes are an integral part of these condensed financial statements.

Eliaz Amar
Chief
Financial Officer

Yaki Yerushalmi
Vice Chairman of the
Board of Directors

Date of approval of the financial statements: August 12, 2002

NEUSIEDLER HADERA PAPER LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2002

	Adjusted new Israeli shekels**				
	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2002	2001	2002	2001	2001
	(Unaudited)		(Unaudited)		(Audited)
	In thousands (except per share data)				
SALES - net	317,019	* 314,128	161,057	* 148,916	607,232
COST OF SALES	277,346	* 301,857	139,598	* 136,853	560,669
GROSS PROFIT	39,673	12,271	21,459	12,063	46,563
SELLING, MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES:					
Selling and marketing	17,249	15,800	9,423	8,284	33,846
administrative and general	5,065	4,698	2,620	2,478	10,533
	22,314	20,498	12,043	10,762	44,379
INCOME (LOSS) FROM ORDINARY OPERATIONS	17,359	(8,227)	9,416	1,301	2,184
FINANCIAL EXPENSES - net	3,291	5,782	328	2,646	14,278
INCOME (LOSS) BEFORE TAXES ON INCOME	14,068	(14,009)	9,088	(1,345)	(12,094)
TAXES ON INCOME (TAX BENEFIT)	6,438	(4,505)	3,791	(678)	(3,562)
INCOME (LOSS) AFTER TAXES ON INCOME	7,630	(9,504)	5,297	(667)	(8,532)
SHARE IN LOSSES OF ASSOCIATED COMPANY		402			402
NET INCOME (LOSS) FOR THE PERIOD	7,630	(9,906)	5,297	(667)	(8,934)
NET INCOME (LOSS) PER NIS 1 OF PAR VALUE OF SHARES	7,630	(9,906)	5,297	(667)	(8,934)

* Reclassified.

** Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of June 2002.
The representative exchange rate at June 30, 2002 was $1= NIS 4.769.

The accompanying notes are an integral part of these condensed financial statements.

NEUSIEDLER HADERA PAPER LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2002

	Share capital	Capital surplus	Reatained earnings	Toatl
	Adjusted new Israeli shekels*			
	In thousands			
BALANCE AT JANUARY 1, 2002 (audited)	1	47,212	4,329	51,542
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2002 (unaudited) - net income			7,630	7,630
BALANCE AT JUNE 30, 2002 (unaudited)	1	47,212	11,959	59,172
BALANCE AT JANUARY 1, 2001 (audited)	1	47,212	13,263	60,476
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2001 (unaudited) - loss			(9,906)	(9,906)
BALANCE AT JUNE 30, 2001 (unaudited)	1	47,212	3,357	50,570
BALANCE AT APRIL 1, 2002 (unaudited)	1	47,212	6,662	53,875
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2002 (unaudited) - net income			5,297	5,297
BALANCE AT JUNE 30, 2002 (unaudited)	1	47,212	11,959	59,172
BALANCE AT APRIL 1, 2001 (unaudited)	1	47,212	4,024	51,237
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2001 (unaudited) - loss			(667)	(667)
BALANCE AT JUNE 30, 2001 (unaudited)	1	47,212	3,357	50,570
BALANCE AT JANUARY 1, 2001 (audited)	1	47,212	13,263	60,476
CHANGES DURING 2001(audited) - loss			(8,934)	(8,934)
BALANCE AT DECEMBER 31, 2001 (audited)	1	47,212	4,329	51,542

* Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of June 2002.
The representative exchange rate at June 30, 2002 was $1= NIS 4.769.

The accompanying notes are an integral part of these condensed financial statements.

NEUSIEDLER HADERA PAPER LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2002

	Adjusted new Israeli shekels (d)				
	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2002	2001	2002	2001	2001
	(Unaudited)		(Unaudited)		(Audited)
			In thousands		
CASH FLOWS FROM OPERATING ACTIVITIES :					
Net income (loss) for the period	7,630	(9,906)	5,297	(667)	(8,934)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)	(2,853)	(17,852)	9,414	7,627	60,313
Net cash provided by (used in) operating activities	4,777	(27,758)	14,711	6,960	51,379
CASH FLOWS FROM INVESTING ACTIVITIES :					
Acquisition of subsidiary consolidated for the first time (b)		(2,405)		(2,405)	(2,405)
Purchase of fixed assets	(10,706)	(4,415)	(2,804)	(2,219)	(13,882)
Proceeds from sale of fixed assets	172	95	153	45	110
Net cash used in investing activities	(10,534)	(6,725)	(2,651)	(4,579)	(16,177)
CASH FLOWS FROM FINANCING ACTIVITIES :					
Short-term credit from banks - net	(4,478)	10,383	(9)	(1,972)	(5,726)
Credit from American Israeli Paper Mills Limited - net		25,609			
Net cash provided by (used in) financing activites	(4,478)	35,992	(9)	(1,972)	(5,726)
INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS	(10,235)	1,509	12,051	409	29,476
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,789	1,313	8,503	2,413	1,313
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	20,554	2,822	20,554	2,822	30,789
(a) Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Income and expenses not involving cash flows:					
Share in losses of associated company		402			402
Depreciation and amortization	4,312	3,355	2,194	1,817	7,079
Deferred income taxes - net	6,572	(3,714)	3,880	32	(2,765)
Liability for employee rights upon retirement	5		34	24	(5)
Capital loss (gain) on sale of fixed assets	(6)	5	(140)	4	205
Erosion of long-term bank loans	(787)	(3,187)	210	(400)	(2,328)
Linkage differences on loan long-term to associated company		118			122
	10,096	(3,021)	6,178	1,527	2,710
Changes in operating assets and liabilities:					
Decrease (increase) in receivable :					
Trade	(20,107)	(6,290)	(8,361)	27,554	24,894
Other	6,401	(671)	(792)	(1,560)	(1,624)
Decrease (increase) in inventories	(2,290)	43,543	10,481	22,931	66,548
Increase (decrease) in accounts payable and accruals :					
Trade	11,298	(14,281)	1,903	(11,011)	(4,305)
American Israeli Paper Mills Limited and its subsidiaries - net (c)	(8,847)	(27,152)	(5,375)	(25,570)	(20,125)
Other	396	(9,980)	5,380	(6,244)	(7,385)
	(12,949)	(14,831)	3,236	6,100	57,603
	(2,853)	(17,852)	8,414	7,627	60,313
(b) Acquisition of a subsidiary consolidated for the first time :					
Fair value of assets and liabilities acquired, at acquisition date :					
Working capital deficiency (excluding cash and cash equivalents) - net		4,233		4,233	4,233
Fixed assets		(1,337)		(1,337)	(1,337)
Liability for employee rights upon retirement		55		55	55
Deferred income taxes - net		(2,334)		(2,334)	(2,334)
Investment in associated company at acquisition date		2,273		2,273	2,273
Goodwill arising on acquisition *		(6,688)		(6,688)	(6,688)
		(3,798)		(3,798)	(3,798)
Less - amount recorded against debit balance of the former sharholder, see supplementary information(2) below		1,393		1,393	1,393
		(2,405)		(2,405)	(2,405)

* Including goodwill balance at acquisition date.

(c) *See also financing activities above.*

(d) Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of June 2002.
The representative exchange rate at June 30, 2002 was $1= NIS 4.769.

The accompanying notes are an integral part of these condensed financial statements.

NEUSIEDLER HADERA PAPER LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT JUNE 30, 2002

(Unaudited)

1 The interim statements at June 30, 2002 and for the six and three month periods then ended (hereafter - the interim statements) were drawn up in condensed form, in accordance with accounting principles generally accepted in Israel to interim statements and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements. Nevertheless, the interim statements do not include all the information and explanations required for annual financial statements.

2 Follwing are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

	Exchange rate of the dollar	CPI
	%	%
Increase in the six months ended June 30:		
2002	8.0	6.3
2001	3.1	1.1
Increase (decrease) in the three months ended June 30:		
2002	2.2	3.8
2001	(0.6)	1.6
Increase in the year ended December 31, 2001	9.3	1.4

3 **Recently issued accounting pronouncements**

In October 2001, the IASB issued Israel Accounting Standard No. 12 "Discontinuance of Adjusting Financial Statements for Inflation". Standard 12 provides for the discontinuance of adjusted financial statements and the return to the nominal-historical financial reporting as is generally practiced in the world, due to the significant decrease in the inflation rates in recent years and the less common usage of linkage in the Israeli economy. The date for the transition to nominal-historical reporting will be January 1, 2003.

According to this Standard, the adjustment of financial statements will be discontinued commencing January 1, 2003. Through December 31, 2002, the Company will continue to draw up financial statements, adjusted in accordance with Opinion 36 of the Israeli Institute. The adjusted amounts as of December 31, 2002, will be the base for the nominal-historical financial reporting in the following periods.

The implementation of Standard 12 will mainly affect the financing expenses item.

Upon the issuance of Standard 12, Clarifications No. 8 and 9 to Opinion 36 of the Israeli Institute, were canceled and replaced by Israel Accounting Standard No. 13 "The Effects of Changes in Foreign Exchange Rates". Most of the provisions of Standard 13 correspond to the provisions which appeared in the above mentioned clarifications.

HOGLA-KIMBERLY LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

as of June 30, 2002

(Unaudited)

HOGLA-KIMBERLY LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002

CONTENTS

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The Board of Directors of
HOGLA-KIMBERLY LTD.

Re: Review of condensed interim consolidated financial statements (unaudited) for the six months and three months ended June 30, 2002

At your request, we have reviewed the accompanying interim consolidated balance sheet of HOGLA-KIMBERLY LTD. as of June 30, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the six months and three months then ended. Our review was made in accordance with procedures established by the Institute of Certified Public Accountants in Israel. These procedures included reading the abovementioned financial statements, reading minutes of shareholders' meetings and of the meetings of the Board of Directors and committees thereof and making inquiries of persons responsible for financial and accounting matters.

A review is substantially less in scope than an examination in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion on the abovementioned interim financial statements.

Based on our review, we are not aware of any material modifications that should be made to the aforementioned financial statements in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Luboshitz Kasierer

Luboshitz Kasierer
Certified Public Accountants (Isr.)

Tel-Aviv, August 1, 2002

HOGLA-KIMBERLY LTD.

CONSOLIDATED BALANCE SHEETS

In thousands of shekels of June 30. 2002

	June 30		December 31
	2002	2001	2001
	(Unaudited)		(Audited)
CURRENT ASSETS			
Cash and cash equivalents	14,976	115,492	91,491
Current maturities of long-term deposits	26,706	94,903	27,184
Trade receivables	185,644	187,336	183,053
Other receivables	16,776	17,877	17,698
Inventories	95,081	74,102	76,305
	339,183	489,710	395,731
INVESTMENTS			
Long-term deposits	77,735	954	77,257
Capital note from shareholder	32,770	37,522	35,390
	110,505	38,476	112,647
FIXED ASSETS			
Cost	472,098	383,445	421,124
Less - accumulated depreciation	208,956	193,719	200,344
	263,142	189,726	220,780
OTHER ASSETS			
Goodwill	36,178	39,196	37,690
	749,008	757,108	766,848

	June 30		December 31
	2002	2001	2001
	(Unaudited)		(Audited)
CURRENT LIABILITIES			
Short-term bank credit	16,300	-	-
Current maturities of long-term loans	26,706	94,903	27,184
Trade payables	110,918	115,754	98,183
Other payables and accrued expenses	33,854	51,781	50,513
Dividend payable	-	-	47,690
	187,778	262,438	223,570
LONG-TERM LIABILITIES			
Bank loans	77,735	954	77,257
Deferred taxes	20,306	18,294	21,117
	98,041	19,248	98,374
SHAREHOLDERS' INTERESTS IN CONSOLIDATED SUBSIDIARIES	46,696	44,718	45,369
SHAREHOLDERS' EQUITY			
Share capital	31,352	31,352	31,352
Capital reserves	170,763	170,763	170,763
Retained earnings	214,378	228,589	197,420
	416,493	430,704	399,535
	749,008	757,108	766,848

T. DAVIS	A. MAGID	A. BRENNER
Chairman of the Board of Directors	Financial Manager	Managing Director

Date of approval of the financial statements:
August 1, 2002

The notes to the financial statements form an integral part thereof.

HOGLA-KIMBERLY LTD.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of shekels of June 30. 2002

	For the six months ended June 30		For the three months ended June 30		For the year ended December 31
	2002	2001	2002	2001	2001
	(Unaudited)		(Unaudited)		(Audited)
NET SALES	426,342	456,291	203,796	224,306	894,406
COST OF SALES	299,720	308,079	142,945	151,038	608,973
Gross profit	126,622	148,212	60,851	73,268	285,433
SELLING EXPENSES	75,426	74,277	37,537	36,863	148,096
GENERAL AND ADMINISTRATIVE EXPENSES	12,828	14,851	5,099	8,369	32,093
Operating profit	38,368	59,084	18,215	28,036	105,244
FINANCING EXPENSES, NET	10,062	9,400	5,307	1,191	18,970
OTHER INCOME (EXPENSES)	152	(282)	428	82	425
Income before taxes on income	28,458	49,402	13,336	26,927	86,699
TAXES ON INCOME	10,173	19,599	4,985	7,447	39,725
Income after taxes on income	18,285	29,803	8,351	19,480	46,974
SHAREHOLDERS' SHARE OF EARNINGS OF CONSOLIDATED SUBSIDIARIES	1,327	1,016	567	916	1,667
Net income	16,958	28,787	7,784	18,564	45,307
EARNINGS PER SHARE (IN SHEKELS)	2.05	3.48	0.94	2.25	5.48
WEIGHTED AVERAGE NUMBER OF SHARES USED FOR COMPUTATION	8,263,473	8,263,473	8,263,473	8,263,473	8,263,473

The notes to the financial statements form an integral part thereof.

HOGLA-KIMBERLY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands of shekels of June 30, 2002

	Share capital	Capital reserves	Retained earnings	Total
Unaudited				
Balance as of January 1, 2002	31,352	170,763	197,420	399,535
Net income	-	-	16,958	16,958
Balance as of June 30, 2002	31,352	170,763	214,378	416,493
Balance as of January 1, 2001	31,352	170,763	199,802	401,917
Net income	-	-	28,787	28,787
Balance as of June 30, 2001	31,352	170,763	228,589	430,704
Balance as of April 1, 2002	31,352	170,763	206,594	408,709
Net income	-	-	7,784	7,784
Balance as of June 30, 2002	31,352	170,763	214,378	416,493
Balance as of April 1, 2001	31,352	170,763	210,025	412,140
Net income	-	-	18,564	18,564
Balance as of June 30, 2001	31,352	170,763	228,589	430,704
Audited				
Balance as of January 1, 2001	31,352	170,763	199,803	401,918
Net income	-	-	45,307	45,307
Dividend	-	-	(47,690)	(47,690)
Balance as of December 31, 2001	31,352	170,763	197,420	399,535

The notes to the financial statements form an integral part thereof.

HOGLA-KIMBERLY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of shekels of June 30, 2002

	For the six months ended June 30		For the three months ended June 30		For the year ended December 31
	2002	2001	2002	2001	2001
	(Unaudited)		(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income	16,958	28,787	7,784	18,564	45,307
Adjustments to reconcile net income to net cash provided by (used in) operating activities (see A)	(19,199)	22,230	(19,855)	(10,588)	20,320
Net cash provided by (used in) operating activities	(2,241)	51,017	(12,071)	7,976	65,627
CASH FLOWS FROM INVESTING ACTIVITIES					
Investment in long-term bank deposits	-	(6,199)	-	(6,199)	(14,784)
Acquisition of fixed assets	(43,227)	(12,618)	(36,560)	(7,338)	(51,980)
Proceeds from sale of fixed assets	343	687	343	587	1,438
Net cash used in investing activities	(42,884)	(18,130)	(36,217)	(12,950)	(65,326)
CASH FLOWS FROM FINANCING ACTIVITIES					
Dividend paid	(47,690)	-	-	-	-
Long-term loan received	-	6,199	-	6,199	14,784
Short-term bank credit, net	16,300	-	13,235	-	-
Net cash provided by (used in) financing activities	(31,390)	6,199	13,235	6,199	14,784
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(76,515)	39,086	(35,053)	1,225	15,085
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	91,491	76,406	50,029	114,267	76,406
CASH AND CASH EQUIVALENTS AT END OF PERIOD	14,976	115,492	14,976	115,492	91,491
NONCASH ACTIVITIES					
Dividend					47,690
Acquisition of fixed assets	12,542		4,110		2,594

The notes to the financial statements form an integral part thereof.

HOGLA-KIMBERLY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

In thousands of shekels of June 30, 2002

	For the six months ended June 30		For the three months ended June 30		For the year ended December 31
	2002	2001	2002	2001	2001
	(Unaudited)		(Unaudited)		(Audited)
A - ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES					
Revenues and expenses not affecting operating cash flows:					
Shareholders' share of earnings of consolidated subsidiaries	1,327	1,016	567	916	1,667
Depreciation and amortization	12,027	11,056	6,179	5,502	23,155
Deferred taxes, net	718	294	799	77	3,298
Loss (gain) on sale of fixed assets	(45)	34	(140)	(163)	(406)
Purchasing power loss (gain) on capital note	2,620	1,152	709	(242)	3,285
Changes in operating assets and liabilities:					
Decrease (increase) in trade receivables	(2,976)	(6,689)	5,925	483	(2,207)
Increase in other receivables	(607)	(7,677)	(753)	(3,912)	(7,684)
Decrease (increase) in inventories	(18,776)	13,014	(20,601)	1,234	10,811
Increase (decrease) in trade payables	20,174	(3,025)	13,703	2,637	(1,150)
Net change in balances with related parties	(17,002)	17,467	(18,598)	(16,151)	3,715
Decrease in other payables and accrued expenses	(16,659)	(4,412)	(7,645)	(969)	(14,164)
	(19,199)	22,230	(19,855)	(10,588)	20,320

The notes to the financial statements form an integral part thereof.

NOTES TO THE FINANCIAL STATEMENTS

In thousands of shekels of June 30, 2002
(Unaudited)

Note 1 - GENERAL

The financial statements have been prepared in condensed form as of June 30, 2002, and for the six months and three months then ended in accordance with generally accepted accounting principles in Israel relating to interim financial statements. These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2001, and for the year then ended.

Note 2 - ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements.

Note 3 - ADJUSTED FINANCIAL STATEMENTS

The financial statements are prepared on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S. dollar in relation to the shekel.

Following are the changes in the representative exchange rate of the U.S. dollar and in the Consumer Price Index.

	U.S. dollar exchange rate	Consumer Price Index	Turkish Pound Exchange Rate with the U.S. dollar
	%	%	%
For the six months ended			
June 30, 2002	8.0	6.3	(8.5)
June 30, 2001	3.1	1.1	(90.0)
For the three months ended			
June 30, 2002	2.2	3.8	(16.0)
June 30, 2001	(0.6)	1.6	(20.0)
For the year ended			
December 31, 2001	9.3	1.4	(115.0)

The representative exchange rate of the U.S. dollar on June 30, 2002 - U.S.$1 = NIS 4.769 (December 31, 2001 - NIS 4.416; June 30, 2001 - NIS 4.165).

Note 4 - INCOME TAXES

A. The difference between the statutory tax rate (36%) and the effective tax rate during the reported periods stems mainly from the effects of the differences in the basis of measurement between reporting for tax purposes (Consumer Price Index in Israel) and financial reporting purposes (U.S. dollar).

B. During 2002, the program for establishment of a new facility was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959. The total investment under the approved program amounts to approximately NIS 80 million. The Company has elected approved program will be the "alternative benefits" track for this program. Accordingly, income derived from the Approved Enterprise will be exempt from tax for a period of 10 years commencing in the year in which the program is substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to tax at the tax rate on income of the Approved Enterprise had the Company not elected the alternative benefits track.

# # # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LIMITED

By Lea Katz
Lea Katz, Corporate Secretary

Dated: August 14, 2002